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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: June 2, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   June 2, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                          EXTERNAL NEWS RELEASE
                                                                      06-21-TC
FOR IMMEDIATE RELEASE:  June 2, 2006


             TECK COMINCO AND EPA REACH AGREEMENT ON LAKE ROOSEVELT

Vancouver, BC -- Teck Cominco Limited and the US Environmental Protection Agency have reached an agreement for Teck Cominco to conduct comprehensive human health and environmental assessments of the Upper Columbia River Basin.

"Teck Cominco has a long standing commitment to protect the environment as a responsible corporate citizen," said Doug Horswill, Senior Vice President, Environment and Corporate Affairs for Teck Cominco Limited. "From day one Teck Cominco has voluntarily sought a cooperative arrangement with US authorities to address the public's concerns surrounding Lake Roosevelt. This agreement is a great step forward in allowing us to fulfill our commitment," added Horswill.

Under the agreement, Teck Cominco will fund scientific studies under the oversight of the EPA and with the participation of the Government of Canada, the US Department of the Interior, the State of Washington, and the Spokane and Confederated Colville Tribes.

The studies will produce a science-based report on the ecological and human health conditions of the Columbia River from the Grand Coulee dam to the Canadian border, a length of about 150 miles.

"The Government of Canada's participation was instrumental in achieving this agreement," said Horswill.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

                                      -30-

For additional information please contact:       or   Alex Pannu
David Godlewski                                       NATIONAL Public Relations
Vice President, Environment and Public Affairs        (604) 691-7388 telephone
Teck Cominco American Incorporated                    (604) 785-7523 cellular
(509) 892-2584 telephone/(509) 993-4676 cellular




                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com

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                                                          EXTERNAL NEWS RELEASE
                                                                      06-22-TC
FOR IMMEDIATE RELEASE:  June 2, 2006


         TECK COMINCO AND FORDING ANNOUNCE RECEIPT OF STRIKE NOTICE AT
                              ELKVIEW OPERATIONS

VANCOUVER, BC -- Teck Cominco Limited (TSX: TEK.MV.A and TEK.SV.B.) and Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Elk Valley Coal has been served strike notice by Local 9346 of the United Steel Workers of America at its Elkview Operations in southeast British Columbia. The collective agreement at the mine expired on October 31, 2005.

The strike notice terminated the mediation process and provided notice that a strike at Elkview will commence as early as Wednesday, June 7, 2006. Elk Valley Coal has advised Fording and Teck Cominco that it will continue its efforts to reach a new collective agreement for the Elkview Operations.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unit holders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at WWW.TECKCOMINCO.COM.

                                    - 30 -

CONTACTS:

FORDING CANADIAN COAL TRUST                         TECK COMINCO LIMITED
MEDIA CONTACT                                       MEDIA CONTACT
Dermot Lane                                         David Parker
Director, Corporate Communications                  Director, Corporate Affairs & Sustainability
403-260-9816                                        604-687-1117
INVESTORS:  Paul Armstrong                          INVESTORS:  Greg Waller, Director, Financial Analysis &
Director, Investor Relations - 403.260.5215         Investor Relations  - 604-685-3005